Exhibit 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the use in Pre-Effective Amendment No. 4 to the Prospectus contained in this Registration Statement on Form S-1 filed with the Securities and Exchange Commission, and Amendment No. 4 to Form AC and Form H-(e)1-S, filed with the Office of Thrift Supervision on November 10, 2010 of our report dated March 31, 2010 relating to the consolidated balance sheets of Atlantic Coast Federal Corporation as of December 31, 2009 and 2008 and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2009.
We also consent to the references to us under the headings “The Conversion Offering — Material Income Tax Consequences”, and “Experts” in this Registration Statement on Form S-1 and Form AC and H-(e)1-S.

/s/ Crowe Horwath LLP

Crowe Horwath LLP
Brentwood, Tennessee
November 10, 2010